UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June, 2015

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES

ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.

“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

SQUARE MARIE CURIE 40

1070 BRUSSELS, BELGIUM

(Address of principal executive offices)

* The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On June 24, 2015, Delhaize Group (“Delhaize”) and Royal Ahold N.V. (“Ahold”) jointly issued a press release announcing that they have entered into an agreement through which Delhaize will merge with and into Ahold and held a joint press conference to discuss the announcement. Copies of the press release and a presentation discussed during the press conference are included as Exhibits 99.1 and 99.2 hereto, respectively.

Exhibit Index

Exhibit	Description

Exhibit 99.1	Delhaize Group and Royal Ahold N.V. Joint Press Release dated June 24, 2015 (incorporated by reference to Delhaize Group’s filing pursuant to Rule 425 on June 24, 2015, SEC Accession No. 0000950157-15-000614)

Exhibit 99.2	Delhaize Group and Royal Ahold N.V. Joint Presentation dated June 24, 2015 (incorporated by reference to Delhaize Group’s filing pursuant to Rule 425 on June 24, 2015, SEC Accession No. 0000950157-15-000617)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

Date: June 26, 2015	By:	/s/ G. Linn Evans
G. Linn Evans
Senior Vice President